SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

LANDAIR CORPORATION

(Name of Issuer)

LANDAIR CORPORATION

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

514757103

(CUSIP Number of Class of Securities)

Matthew J. Jewell
Landair Corporation
430 Airport Road
Greeneville, Tennessee 37745
(423) 783-1300

(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications On Behalf of the Person(s) Filing Statement)

With a Copy to:
Leigh Walton
Bass, Berry & Sims PLC
315 Deaderick Street, Suite 2700
Nashville, Tennessee 37238
(615) 742-6200

     This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$27,650,480	$5,500

*	Estimated for purposes of calculating filing fee only. Calculated as the product of $13.00, the per share tender offer price for all of the outstanding shares of common stock of Landair Corporation, and 2,126,960, the number of outstanding shares sought in the offer.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of the cash offered by Messrs. Niswonger and Tweed and Landair Acquisition Corporation for such number of shares of Landair common stock.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,500	Filing Party: John A. Tweed
Form or Registration No.: 005-54679	Date Filed: December 23, 2002

INTRODUCTION

     This Schedule 13E-3 Transaction Statement, being filed on behalf of Landair Corporation, a Tennessee corporation (“Landair”), relates to the offer by Scott M. Niswonger, John A. Tweed and Landair Acquisition Corporation (“Purchasers”), to purchase all of the outstanding shares of common stock, par value $.01 per share (the “Shares”), at a purchase price of $13.00 per share, net to the Seller in cash (the “Offer Price”) on the terms and subject to the conditions set forth in the offer to purchase dated December 23, 2002 (the “Offer to Purchase”) and the related Letter of Transmittal (which together constitute the “Offer”).

     All information set forth in (i) the Offer to Purchase, (ii) the Letter of Transmittal, (iii) the Schedule TO-T/13E-3 filed by the Purchasers on December 23, 2002 and (iv) the Solicitation/Recommendation Statement on Schedule 14D-9 filed on behalf of Landair on January 7, 2003 (the “Schedule 14D-9”), including, with respect to each of the foregoing, all schedules and annexes thereto and all supplements and/or further amendments thereto, is incorporated herein by reference in response to all items of this Schedule 13E-3.

ITEM 1.  SUMMARY TERM SHEET.

     The information set forth in the Offer to Purchase under the caption “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.  SUBJECT LANDAIR INFORMATION.

     (a)  Name and Address. The name of the subject company is Landair Corporation. The address of the principal executive offices of Landair is 430 Airport Road, Greeneville, Tennessee 37745. The telephone number of Landair at its principal executive offices is (423) 783-1300.

     (b)  Securities. The information set forth in the Schedule 14D-9 under Item 1 entitled “Subject Company Information,” and in the Offer to Purchase under the sections titled “Summary Term Sheet” and “Introduction” is incorporated herein by reference.

     (c)  Trading Market and Price. The information set forth in the Offer to Purchase in the sections titled “Summary Term Sheet” and “The Offer—Price Range of Shares; Dividends; Ownership Of And Transactions In Shares” is incorporated herein by reference.

     (d)  Dividends. The information set forth in the Offer to Purchase in the section titled “The Offer—Price Range Of Shares; Dividends; Ownership Of And Transactions In Shares” is incorporated herein by reference.

     (e)  Prior Public Offerings. Not applicable.

     (f)  Prior Stock Purchases. The information set forth in the Offer to Purchase in the section titled “The Offer—Price Range Of Shares; Dividends; Ownership Of And Transactions In Shares” is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a)  -(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. Landair is both the subject company and the filing person in this Schedule 13E-3. The information set forth in the Schedule 14D-9 under Item 1 entitled “Subject Company Information” and in the Offer to Purchase under the section titled “The Offer—Certain Information Concerning Offerors And Purchaser” is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a)  Material Terms. The information set forth in the Schedule 14D-9 under Item 2 entitled “Identity and Background of Filing Person,” Item 3 entitled “Past Contacts, Transactions, Negotiations and Agreements,” Item 4 entitled “The Solicitation or Recommendation,” and in the Offer to Purchase under the captions “Summary Term Sheet,” “Introduction,” “Special Factors” and “The Tender Offer,” and in the sections titled “Background Of The Offer,” “Reasons For And Purpose Of The Offer And The Merger,” “Offerors Plans for Landair,” “Purchaser’s And Offerors’ Position Regarding The Fairness Of The Offer And The Merger,” “The Offer—Terms Of The Offer,” “The Offer—Acceptance For Payment And Payment For Shares,” “The Offer—Procedure For Tendering Shares,” “The Offer—Rights Of Withdrawal,” “The Offer—Certain Federal Income Tax Consequences Of The Offer,” “The Offer—Certain Information Concerning Offerors And Purchaser,” “The Offer—Merger; Dissenters’ Rights; Rule 13e-3,” “The Offer—Certain Conditions Of The Offer,” and “The Offer—Certain Legal Matters” is incorporated by reference.

     (c)  Different Terms. The information set forth in the Offer to Purchase in the sections titled “Summary Term Sheet,” “Introduction,” and “The Offer—Procedure For Tendering Shares” is incorporated herein by reference.

     (d)  Appraisal Rights. The information set forth in the Offer to Purchase in the section entitled “The Offer—Merger, Dissenters’ Rights; Rule 13e-3” and Schedule A thereto is incorporated herein by reference.

     (e)  Provisions for Unaffiliated Security Holders. The information set forth in the Schedule 14D-9 under Item 4 entitled “The Solicitation or Recommendation” and Item 8 entitled “Additional Information,” and in the Offer to Purchase in the section titled “The Offer—Certain Information Concerning Offerors And Purchaser” is incorporated herein by reference.

     (f)  Eligibility for Listing or Trading. Not applicable.

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a)-(c), (e) Transactions; Significant Corporate Events; Negotiations or Contacts; Agreements Involving the Subject Landair’s Securities. The information set forth in the Schedule 14D-9 under Item 3 entitled “Past Contacts, Transactions, Negotiations and Agreements” and Item 4 entitled “The Solicitation or Recommendation,” and in the Offer to Purchase in the sections titled “Special Factors—Transactions Between Offerors, Their Affiliates And Landair” and “The Offer—Price Range Of Shares; Dividends; Ownership Of And Transactions In Shares” is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (b), (c) (1) -(8) Use of Securities Acquired; Plans. The information set forth in the Schedule 14D-9 under Item 4 entitled “The Solicitation or Recommendation,” and in the Offer to Purchase in the sections titled “Summary Term Sheet,” “Introduction,” “Special Factors—Offerors’ Plans For Landair,” “Special Factors—Reasons For And Purpose Of The Offer and Merger,” “The Offer—Merger; Dissenters’ Rights; Rule 13e-3,” “The Offer—Source And Amount Of Funds,” and “The Offer—Certain Effects Of The Offer” is incorporated herein by reference.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

     (a)-(d) Purposes; Alternatives; Reasons; Effects. The information set forth in the Schedule 14D-9 under Item 4 entitled “The Solicitation or Recommendation,” and in the Offer to Purchase in the sections titled “Summary Term Sheet,” “Introduction,” “Special Factors—Reasons For And Purpose Of The Offer And The

Merger,” “Special Factors—Background Of The Offer,” and “The Offer—Certain Effects Of The Offer” is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

     (a)-(f) Fairness; Factors Considered in Determining Fairness; Approval of Security Holders; Unaffiliated Representative; Approval of Directors; Other Offers. The information set forth in the Schedule 14D-9 under Item 4 entitled “The Solicitation or Recommendation,” and in the Offer to Purchase in the sections titled “Special Factors—Purchaser’s And Offerors’ Position Regarding The Fairness Of The Offer And Merger, “ “Summary Term Sheet,” “Introduction” and “The Offer—Certain Conditions Of The Offer” is incorporated herein by reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

     (a)  -(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The Fairness Opinion of McDonald Investments, Inc., which is attached as Annex A and filed as Exhibit (a) (9) to the Schedule 14D-9, is incorporated herein by reference.

ITEM 10.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     (a), (b), (d) Source of Funds; Conditions; Borrowed Funds. The information contained in the Offer to Purchase under the section titled “The Offer—Source and Amount of Funds” is incorporated herein by reference.

     (c)  Expenses. The information contained in the Offer to Purchase in the section titled “The Offer—Fees and Expenses” is incorporated herein by reference.

ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT LANDAIR.

     (a)  Securities Ownership. The information contained in the Schedule 14D-9 under Item 3 entitled “Past Contacts, Transactions, Negotiations and Agreements,” and in the Offer to Purchase in section titled “Summary Term Sheet,” “The Offer—Price Range Of Shares; Dividends; Ownership Of And Transactions In Shares” and “The Offer—Certain Legal Matters” is incorporated herein by reference.

     (b)  Securities Transactions. The information contained in the Schedule 14D-9 under Item 6 entitled “Interest in Securities of the Subject Company,” and in the Offer to Purchase in the section titled “The Offer—Price Range Of Shares; Dividends; Ownership Of And Transactions In Shares” is incorporated herein by reference.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

     (d)-(e) Intent to Tender or Vote in a Going-Private Transaction; Recommendation of Others. The information set forth in the Schedule 14D-9 under Item 4 entitled “The Solicitation or Recommendation,” and in the Offer to Purchase in the sections titled “Introduction,” “Summary Term Sheet” and “The Offer—Certain Information Concerning Landair” is incorporated herein by reference.

ITEM 13.  FINANCIAL STATEMENTS.

     (a)  Financial Information. The audited financial statements for Landair’s 2000 and 2001 fiscal years are incorporated herein by reference beginning on page F-3 of Landair’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on March 14, 2002. Landair’s quarterly report on Form 10-Q reporting the results of the nine-month period ended September 30, 2002 and filed with the Securities and Exchange Commission on November 1, 2002 is incorporated herein by reference.

     (b)  Pro Forma Information. Not applicable.

ITEM 14.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a)  -(b) Solicitations or Recommendations; Employees and Corporate Assets. The information contained in the Schedule 14D-9 under Item 5 entitled “Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

ITEM 15.  ADDITIONAL INFORMATION.

     (b)  Other Material Information. All information set forth in (i) the Offer to Purchase, (ii) the Letter of Transmittal, (iii) the Schedule TO-T/13E-3 and (iv) the Schedule 14D-9, including, with respect to each of the foregoing, all schedules and annexes thereto and all supplements and/or further amendments thereto, is incorporated herein by reference in response to all items of this Schedule 13E-3.

ITEM 16.  EXHIBITS.

Exhibit No.	Description

(a)(1)(i)	Offer To Purchase dated December 23, 2002.*
(a)(1)(ii)	Letter of Transmittal.**
(a)(1)(iii)	Notice of Guaranteed Delivery. **
(a)(1)(iv)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9.**
(a)(1)(vii)	Text of Press Release issued by Landair Corporation on October 11, 2002.**
(a)(1)(viii)	Text of Press Release issued by Landair Corporation on November 27, 2002.**
(a)(1)(ix)	Text of Press Release issued by Landair Corporation on December 17, 2002. (incorporated by reference to Exhibit 99.1 of Schedule TO-C filed December 17, 2002 by Scott M. Niswonger and John A. Tweed).
(a)(1)(x)	Text of Press Release issued by Landair Corporation on January 7, 2003.***
(a)(1)(xi)	Summary Advertisement as published on December 23, 2002.**
(a)(5)(i)	Complaint of Dan Patton, individually and on behalf of all others similarly situated, against Landair Corporation, et al., filed in the Tennessee Circuit Court for Greene County on October 11, 2002.**
(a)(5)(ii)	Complaint of John Piazza, individually and on behalf of all others similarly situated, against Landair Corporation, et al., filed in the Tennessee Circuit Court for Greene County on October 11, 2002.**
(a)(5)(iii)	Complaint of David Baker, individually and on behalf of all others similarly situated, against Landair Corporation, et al., filed in the Tennessee Circuit Court for Greene County on October 14, 2002.**
(b)(1)	Commitment Letter, dated December 17, 2002, by and among First Tennessee Bank National Association and Landair Acquisition Corporation, Scott N. Niswonger and John A. Tweed (incorporated by reference to Exhibit 1 to Schedule 13D/A filed December 17, 2002 by Scott M. Niswonger and John A. Tweed).
(b)(2)	Capital Contribution Agreement, dated December 17, 2002, by and among Scott M. Niswonger, John A. Tweed and Landair Acquisition Corporation (incorporated by reference to Exhibit 2 to Schedule 13D/A filed December 17, 2002 by Scott M. Niswonger and John A. Tweed).
(c)	Opinion of McDonald Investments Inc., dated January 6, 2003.****
(d)(1)	Pledge and Security Agreement, dated December 28, 2000, by and between John A. Tweed and Scott M. Niswonger.**

Exhibit No.	Description

(d)(2)	Pledge and Security Agreement, dated December 28, 2000, by and between David R. Ball and Scott M. Niswonger.**
(d)(3)	Pledge and Security Agreement, dated December 28, 2000, by and between Harry O. Crabtree and Scott M. Niswonger.**
(d)(4)	Pledge and Security Agreement, dated December 28, 2000, by and between Andrew J. Mantey and Scott M. Niswonger.**
(d)(5)	Secured Promissory Note, dated December 28, 2000, in the principal amount of $2,250,000, made by John A. Tweed, in favor of Scott M. Niswonger.**
(d)(6)	Secured Promissory Note, dated December 28, 2000, in the principal amount of $95,400, made by David R. Ball in favor of Scott M. Niswonger.**
(d)(7)	Secured Promissory Note, dated December 28, 2000, in the principal amount of $95,400, made by Harry O. Crabtree in favor of Scott M. Niswonger.**
(d)(8)	Secured Promissory Note, dated December 28, 2000, in the principal amount of $95,400, made by Andrew J. Mantey in favor of Scott M. Niswonger.**
(d)(9)	Transition Services Agreement between Forward Air Corporation and Landair Corporation (incorporated by reference to Exhibit 10.1 to Landair Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998, filed on November 16, 1998).
(d)(10)	First Amendment to Transition Services Agreement, dated as of February 4, 2000, between Forward Air Corporation and Landair Corporation (incorporated herein by reference to Exhibit 10.1 to Landair Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000, filed on May 5, 2000).
(d)(11)	Second Amendment to Transition Services Agreement, dated as of December 31, 2001, between Forward Air Corporation and Landair Corporation (incorporated herein by reference to Exhibit 10.16 to Landair Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed on May 14, 2002).
(d)(12)	Tax Sharing Agreement between Forward Air Corporation and Landair Corporation (incorporated by reference to Exhibit 10.3 to Landair Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998, filed on November 16, 1998).
(d)(13)	Sublease Agreement, dated as of September 22, 1998, between Forward Air Corporation and Landair Transport, Inc.**
(d)(14)	Services and Lease Agreement, dated as of April 1, 2001, between Landair Transport, Inc. and Warehouse Logistics LLC, as amended January 1, 2002.**
(f)	Excerpts from Section 23 of the Tennessee Business Corporation Act (included as Schedule A of the Offer To Purchase filed herewith as Exhibit (a)(1)(i)).*****
(g)	None.

*	Incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO-T/13E-3 filed by Scott M. Niswonger, John A. Tweed and Landair Acquisition Corporation on December 23, 2002.

**	Incorporated by reference to the Schedule TO-T/13E-3 filed by Scott M. Niswonger, John A. Tweed and Landair Acquisition Corporation on December 23, 2002.

***	Incorporated by reference to Exhibit (a)(8) the Schedule 14D-9 filed by Landair Corporation on January 7, 2002.

****	Incorporated by reference to Annex A of the Schedule 14D-9 filed by Landair Corporation on January 7, 2002.

*****	Incorporated by reference to Schedule A the Schedule TO-T/13E-3 filed by Scott M. Niswonger, John A. Tweed and Landair Acquisition Corporation on December 23, 2002.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LANDAIR CORPORATION

Dated: January 9, 2003	By:	/s/ MATTHEW J. JEWELL

Name: Matthew J. Jewell Title: General Counsel

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(i)	Offer To Purchase dated December 23, 2002.*
(a)(1)(ii)	Letter of Transmittal.**
(a)(1)(iii)	Notice of Guaranteed Delivery. **
(a)(1)(iv)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9.**
(a)(1)(vii)	Text of Press Release issued by Landair Corporation on October 11, 2002.**
(a)(1)(viii)	Text of Press Release issued by Landair Corporation on November 27, 2002.**
(a)(1)(ix)	Text of Press Release issued by Landair Corporation on December 17, 2002. (incorporated by reference to Exhibit 99.1 of Schedule TO-C filed December 17, 2002 by Scott M. Niswonger and John A. Tweed).
(a)(1)(x)	Text of Press Release issued by Landair Corporation on January 7, 2003.***
(a)(1)(xi)	Summary Advertisement as published on December 23, 2002.**
(a)(5)(i)	Complaint of Dan Patton, individually and on behalf of all others similarly situated, against Landair Corporation, et al., filed in the Tennessee Circuit Court for Greene County on October 11, 2002.**
(a)(5)(ii)	Complaint of John Piazza, individually and on behalf of all others similarly situated, against Landair Corporation, et al., filed in the Tennessee Circuit Court for Greene County on October 11, 2002.**
(a)(5)(iii)	Complaint of David Baker, individually and on behalf of all others similarly situated, against Landair Corporation, et al., filed in the Tennessee Circuit Court for Greene County on October 14, 2002.**
(b)(1)	Commitment Letter, dated December 17, 2002, by and among First Tennessee Bank National Association and Landair Acquisition Corporation, Scott N. Niswonger and John A. Tweed (incorporated by reference to Exhibit 1 to Schedule 13D/A filed December 17, 2002 by Scott M. Niswonger and John A. Tweed).
(b)(2)	Capital Contribution Agreement, dated December 17, 2002, by and among Scott M. Niswonger, John A. Tweed and Landair Acquisition Corporation (incorporated by reference to Exhibit 2 to Schedule 13D/A filed December 17, 2002 by Scott M. Niswonger and John A. Tweed).
(c)	Opinion of McDonald Investments Inc., dated January 6, 2003.****
(d)(1)	Pledge and Security Agreement, dated December 28, 2000, by and between John A. Tweed and Scott M. Niswonger.**
(d)(2)	Pledge and Security Agreement, dated December 28, 2000, by and between David R. Ball and Scott M. Niswonger.**
(d)(3)	Pledge and Security Agreement, dated December 28, 2000, by and between Harry O. Crabtree and Scott M. Niswonger.**
(d)(4)	Pledge and Security Agreement, dated December 28, 2000, by and between Andrew J. Mantey and Scott M. Niswonger.**
(d)(5)	Secured Promissory Note, dated December 28, 2000, in the principal amount of $2,250,000, made by John A. Tweed, in favor of Scott M. Niswonger.**
(d)(6)	Secured Promissory Note, dated December 28, 2000, in the principal amount of $95,400, made by David R. Ball in favor of Scott M. Niswonger.**
(d)(7)	Secured Promissory Note, dated December 28, 2000, in the principal amount of $95,400, made by Harry O. Crabtree in favor of Scott M. Niswonger.**
(d)(8)	Secured Promissory Note, dated December 28, 2000, in the principal amount of $95,400, made by Andrew J. Mantey in favor of Scott M. Niswonger.**

Exhibit No.	Description

(d)(9)	Transition Services Agreement between Forward Air Corporation and Landair Corporation (incorporated by reference to Exhibit 10.1 to Landair Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998, filed on November 16, 1998).
(d)(10)	First Amendment to Transition Services Agreement, dated as of February 4, 2000, between Forward Air Corporation and Landair Corporation (incorporated herein by reference to Exhibit 10.1 to Landair Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000, filed on May 5, 2000).
(d)(11)	Second Amendment to Transition Services Agreement, dated as of December 31, 2001, between Forward Air Corporation and Landair Corporation (incorporated herein by reference to Exhibit 10.16 to Landair Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed on May 14, 2002).
(d)(12)	Tax Sharing Agreement between Forward Air Corporation and Landair Corporation (incorporated by reference to Exhibit 10.3 to Landair Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998, filed on November 16, 1998).
(d)(13)	Sublease Agreement, dated as of September 22, 1998, between Forward Air Corporation and Landair Transport, Inc.**
(d)(14)	Services and Lease Agreement, dated as of April 1, 2001, between Landair Transport, Inc. and Warehouse Logistics LLC, as amended January 1, 2002.**
(f)	Excerpts from Section 23 of the Tennessee Business Corporation Act (included as Schedule A of the Offer To Purchase filed herewith as Exhibit (a)(1)(i)).*****

*	Incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO-T/13E-3 filed by Scott M. Niswonger, John A. Tweed and Landair Acquisition Corporation on December 23, 2002.

**	Incorporated by reference to the Schedule TO-T/13E-3 filed by Scott M. Niswonger, John A. Tweed and Landair Acquisition Corporation on December 23, 2002.

***	Incorporated by reference to Exhibit (a)(8) the Schedule 14D-9 filed by Landair Corporation on January 7, 2002.

****	Incorporated by reference to Annex A of the Schedule 14D-9 filed by Landair Corporation on January 7, 2002.

*****	Incorporated by reference to Schedule A the Schedule TO-T/13E-3 filed by Scott M. Niswonger, John A. Tweed and Landair Acquisition Corporation on December 23, 2002.